SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2007

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name into English)

11F, No. 3, Lane 91, Dongmei Road

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      ✓            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      ✓

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Registrant)

Date: June 13, 2007	By	/s/ S.J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & Chief Executive Officer

EXHIBITS

Exhibit Number
1.1	Press Release

Exhibit 1.1

Contacts:

In Taiwan R.O.C. Dr. S.K. Chen ChipMOS TECHNOLOGIES (Bermuda) LTD. +886-6-507-7712 s.k._chen@chipmos.com	In the U.S. David Pasquale The Ruth Group 646-536-7006 dpasquale@theruthgroup.com

ChipMOS ANNOUNCES NT$6 BILLION SYNDICATED LOAN AGREEMENT

Hsinchu, Taiwan, June 13, 2007 – ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS”) (Nasdaq: IMOS) announced today that its 99.1% owned subsidiary, ChipMOS TECHNOLOGIES INC. (“ChipMOS Taiwan”), entered into a NT$6 billion syndicated loan facility with a bank syndicate consisting of ten local banks in Taiwan. Most of the proceeds of the loan will be used by ChipMOS Taiwan for equipment purchase in year 2008 and 2009. Mr. S.J. Cheng, Chairman and Chief Executive Officer of ChipMOS, together with representatives from the bank syndicate were present at the signing ceremony held in Tainan, Taiwan.

The five-year floating-rate facility provides a NT$6 billion (approximately US$181.7 million) credit line to ChipMOS Taiwan. All of the ten participating banks are acting as the co-lead managers of the syndicate. The ten banks are Bank of Taiwan, Taiwan Cooperative Bank, Land Bank of Taiwan, Mega International Commercial Bank, Hua Nan Commercial Bank, First Commercial Bank, Taishin International Bank, Bank SinoPac, Taiwan Shin Kong Commercial Bank, and TaChong Bank.

S.J. Cheng, Chairman and Chief Executive Officer of ChipMOS, said, “I would like to express my appreciation to Bank of Taiwan, Taiwan Cooperative Bank and the other eight banks for their confidence in and support of ChipMOS. We are pleased that we were able to set up this credit facility on favorable terms in order to secure funding for most of the long-term capital requirements for 2008 and 2009. We currently do not expect to draw down from this new credit facility until the fourth quarter of 2007, and we expect to manage drawdowns under this facility in a manner so as not to increase our debt to equity ratio. We remain the CapEx plans of US$200~260 million in 2007 and US$200~250 million in 2008 as we focus on generating positive free cash flow.”

About ChipMOS TECHNOLOGIES (Bermuda) LTD.:

ChipMOS (http://www.chipmos.com/) is a leading independent provider of semiconductor testing and assembly services to customers in Taiwan, Japan, and the U.S. With advanced facilities in Hsinchu and Southern Taiwan Science Parks in Taiwan and Shanghai, ChipMOS and its subsidiaries provide testing and assembly services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries.

Forward-Looking Statements

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.